Boston Brussels Chicago Düsseldorf Houston London Los Angeles Miami Milan	Thomas P. Conaghan
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Strategic alliance with MWE China Law Offices (Shanghai)	tconaghan@mwe.com
+1 202 756 8161
September 14, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Maryse Mills-Apenteng
Special Counsel

Re:	Merge Healthcare Incorporated Registration Statement on Form S-4 Filed July 28, 2010 SEC File No. 333-168341
Dear Ms. Mills-Apenteng:
On behalf of Merge Healthcare Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated August 24, 2010 (the “Comment Letter”) relating to the Registration Statement on Form S-4, filed by the Company on July 28, 2010 (File No. 333-168341) (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. In addition to the responses below, the Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to address the Staff’s comments and is supplementally providing you with three copies of Amendment No. 1, which are marked to show changes against the initial filing.
General
1. We note that comments are outstanding with regards to your Form 10-K for the fiscal year ended December 31, 2009. Comments with respect to your Form 10-K must be resolved prior to the desired effective date.
Company Response: The Company will refrain from requesting acceleration of the effective date of the Registration Statement until such time as the Company resolves with the Staff all remaining comments on the Company’s Form 10-K for the fiscal year ended December 31, 2009.

Ms. Kathleen Collins
September 14, 2010

2. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Company Response: Concurrently with this response, the Company is supplementally providing the Staff with a letter (Attachment A) containing the information requested in the Staff’s comment.
3. Please update the financial statement information in compliance with Rule 3-12 of Regulation S-X.
Company Response: The Company has updated the financial statement information included, and incorporated by reference, in Amendment No. 1, including under the section captioned “Selected Consolidated Financial Data of Merge,” to reflect the financial statement information for the six month period ended June 30, 2010 and for the six month comparison period ended June 30, 2009 in compliance with Rule 3-12 of Regulation S-X.
Cover Page
4. We note that your cover page, as presented, extends beyond the one-page limit. Please confirm that the cover page will not extend beyond one page.
Company Response: The Company has updated the cover page to Amendment No. 1 so that it does not extend beyond the above-referenced one-page limit.
5. Please indicate, on the cover page, that broker-dealers who acquired the old notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with the resales of the exchange notes.
Company Response: As requested, the Company has updated the cover page to Amendment No. 1 to indicate that broker-dealers who acquired the old notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with the resales of the exchange notes.
The Exchange Offer, page 42
6. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 34-16623 (March 5, 1980). Further, please confirm that the

Ms. Kathleen Collins
September 14, 2010

expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.
Company Response: The Company confirms that the exchange offer will be open at least through midnight on the twentieth business day following commencement of the offer and that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C (“Rule 424”).
Incorporation of Documents by Reference, page 105
7. It appears that you are seeking to incorporate by reference any filings made pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing of the initial registration statement and prior to effectiveness of the Form S-4. In this regard, we note that a Form 8-K and a Form 10-Q for the quarterly period ended June 30, 2010 were filed on July 28 and August 9, 2010, respectively. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05 and confirm that you intend to specifically identify all Exchange Act reports “filed” prior to effectiveness in a final prospectus filed pursuant to Rule 424 or advise.
Company Response: The Company confirms that it will specifically identify in the final prospectus filed pursuant to Rule 424 all Exchange Act reports “filed” after the date of the initial Registration Statement and prior to its effectiveness, including the Form 8-K and the Form 10-Q for the quarterly period ended June 30, 2010 that were filed on July 30, 2010 and August 9, 2010, respectively.
Undertakings, II-2
8. Please advise us at to why you have not included the undertakings required by Item 512(a)(5)(i) or (ii) and Item 512(b) of Regulation S-K.
Company Response: The Company has revised the undertakings disclosure in Item 22 of the Registration Statement to include the applicable undertakings required by Item 512(a)(5)(ii) and 512(b) of Regulation S-K.
Exhibit Index
9. We note that you intend to file the legality opinion by amendment. Please be advised that we will need sufficient time to review this exhibit, once filed, and that our review may result in further comments.

Ms. Kathleen Collins
September 14, 2010

Company Response: The Company has filed the legality opinion as exhibit 5 to Amendment No. 1 and acknowledges that the Staff will need sufficient time to review this exhibit and that the Staff’s review may result in further comments.
*      *      *

Ms. Kathleen Collins
September 14, 2010

     If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.
Very truly yours,

/s/ Thomas P. Conaghan
Thomas P. Conaghan

cc:	Justin C. Dearborn, Chief Executive Officer Steven M. Oreskovich, Chief Financial Officer Ann G. Mayberry-French, General Counsel and Secretary

Ms. Kathleen Collins
September 14, 2010

Attachment A
Merge Healthcare Incorporated
900 Walnut Ridge Drive
Hartland, Wisconsin 53029
September 14, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Maryse Mills-Apenteng
Special Counsel

Re:	Merge Healthcare Incorporated Registration Statement on Form S-4 Filed July 28, 2010 SEC File No. 333-168341 (the “Registration Statement”)
Dear Ms. Mills-Apenteng:
The following supplemental letter (the “Supplemental Letter”) is being provided by Merge Healthcare Incorporated (the “Company”) on behalf of the registrants to the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in response to Comment No. 2 included in the August 24, 2010 Comment Letter relating to the Registration Statement. Any terms not specifically defined in this Supplemental Letter shall have the meanings given to such terms in the Registration Statement.
The Company represents to the Staff that the Company is registering the exchange notes in reliance on the Staff’s position in Exxon Capital Holdings Corporation (SEC No-Action Letter dated April 13, 1989), Morgan Stanley & Co. Incorporated (SEC No-Action Letter dated June 5, 1991) and Shearman and Sterling (SEC No-Action Letter dated July 2, 1993).
The Company further represents to the Staff that (i) it has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, (ii) to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Company has included disclosure in both the exchange offer prospectus and the transmittal materials distributed in the exchange offer designed to make each person participating in the exchange offer aware that any noteholder using the exchange offer to participate in a distribution of the exchange notes to be acquired in

Ms. Kathleen Collins
September 14, 2010

the exchange offer (i) could not rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation or its progeny, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with any secondary resale transaction. The Company acknowledges that any such secondary resale transactions should be covered by an effective resale registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
The Company further represents to the Staff that it has included in its transmittal materials to be executed by each exchange offeree in order to participate in the exchange offer a representation to the effect that by accepting the exchange offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes.
The Company will commence the exchange offer for the outstanding notes only when the Registration Statement is declared effective by the U.S. Securities and Exchange Commission. The exchange offer would remain in effect for a limited time and would not require the Company to maintain an “evergreen” registration statement.
The exchange offer will be conducted in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.
The Company will make each person participating in the exchange offer aware, through the prospectus and the transmittal materials, that any broker-dealer who holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities, and who received exchange notes in exchange for such outstanding notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with the resale of such exchange notes.
The Company has included in the transmittal materials to be executed by each exchange offeree in order to participate in the exchange offer a condition that, if the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended in connection with any resale of the exchange notes received in respect of such outstanding notes pursuant to the exchange offer.

Sincerely,
/s/ Ann G. Mayberry-French
Ann G. Mayberry-French
General Counsel and Secretary

cc:	Justin C. Dearborn, Chief Executive Officer Steven M. Oreskovich, Chief Financial Officer